Exhibit 99.1

Vermeer Partners with Draganfly to Offer Enhanced Mission Capabilities in GPS-Denied and Spoofed Environments for the Defense Industry

Vermeer’s Visual Positioning System (VPS) payload will be integrated with the Commander 3 XL to improve critical missions where GPS jamming disrupts military operations.

Los Angeles, CA. February 23, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Vermeer will integrate its VPS (visual positioning system) Payload with Draganfly’s Commander 3XL.

This partnership will enable Draganfly to collaborate with Vermeer’s military and government clients and create solutions using the Company’s innovative drone technology.

Vermeer enhances military and government mission capabilities by supplying United States Department of Defense (DoD) with its mixed reality & AI-enabled tool. Vermeer provides an intuitive and sophisticated solution for intelligence, surveillance, and reconnaissance mission planning. Vermeer’s platform is being integrated with the DoD to enable customers to previsualize drone missions in a virtual space and eliminate friction while working with robotic systems.

Vermeer is the first AR and AI-enabled tool that allows an operator to easily manipulate robotic systems, such as drones, using intuitive gestures and visualization, in the field, as well as to visualize sensory data in a purely synthetic environment.

Draganfly’s Commander 3XL drone will be integrated with Vermeer’s VPS as part of its modular unmanned aerial vehicle (UAV) platform. VPS technology enables aerial platforms to determine their location in contested, spoofed, and GPS-denied environments. This system compares the video feed from the VPS payload with pre-mapped 3D terrain stored locally for unparalleled navigation capabilities.

“Draganfly’s technology will provide a seamless solution that keeps pilots flying even in the most difficult or remote areas during critical missions,” said Chris Pickett, Director of Business Development at Vermeer. “We are extremely excited about this partnership which will provide a full drone solution using vision-based, global navigation for GPS-denied and spoofed environments for military and government contracts.”

“Our team designed and manufactured the Commander 3XL drone to ensure it was compatible with various interchangeable payloads. Integrating Vermeer’s VPS technology with the Commander 3XL will help improve military and defense intelligence, surveillance, and reconnaissance missions,” said Cameron Chell, President, and CEO of Draganfly. “We are thrilled to partner with Vermeer to create solutions that help defense agencies protect life, mitigate risk, and reduce liability.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability of Draganfly technology, combined with VPS, to enable aerial platforms to determine their location in contested, spoofed, and GPS-denied environments. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.